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                              December 8, 2023

       Justin Stiefel
       Chief Executive Officer
       Heritage Distilling Holding Company, Inc.
       9668 Bujacich Road
       Gig Harbor, Washington 98332

                                                        Re: Heritage Distilling
Holding Company, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
13, 2023
                                                            CIK No. 0001788230

       Dear Justin Stiefel:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted November 13, 2023

       Cover Page

   1. We note the disclosure on pages 7 and 126 that you have agreed to issue warrants to the representative. Please
disclose this on the cover page and state that the warrants and shares are also being
registered in this registration statement.
       About this Prospectus, page ii

   2. Please tell us whether you commissioned any of the third-party data presented in your document and, if so,
please file the consent as an exhibit.
       Overview, page 1

   3. Please clarify how you are a "leading" distillery, given your revenues relative to the market you define.
 Justin Stiefel
Heritage Distilling Holding Company, Inc.
December 8, 2023
Page 2
We could be materially adversely affected by health concerns, page 12

4. Given your disclosures on pages 12 and 13, please discuss whether cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had, or you reasonably expect to have, a material impact on your operations, supply chain liquidity or capital resources.
Use of Proceeds, page 44

5. Please disclose the approximate amount of proceeds that you intend to use for each of the purposes mentioned in the third paragraph of this section. Management's Discussion and Analysis of Financial Condition and Results of Operations
Gross Profit, page 61

6. We refer you to the table at the top of page 62. In the table, you present a measure of gross profit for products that excludes unabsorbed overhead in the amount of $875,000 and
         $1,137,000 for the six months ended June 30, 2023 and 2022, respectively. You also present a subtotal of products and services gross profit that excludes unabsorbed overhead in the amount of $1,676,000 and $1,845,000 for the six months ended June 30, 2023 and
         2022, respectively. These amounts appear to represent non-GAAP financial measures as they exclude amounts from their most directly comparable GAAP measure. In this regard, please revise your presentation to comply with the disclosure requirements of Item
         10(e)(i) of Regulation S-K which includes, among other items, a presentation with equal or greater prominence of the most directly comparable financial measure calculated in accordance with GAAP, a reconciliation to the most directly comparable GAAP measure and the reason(s) why management believes the measure provides useful information to investors. Similarly revise your presentation in the table related to Total Gross Margin.
7. Notwithstanding the comment above, it appears unabsorbed overhead costs appear to be normal recurring cash operating expenses based upon your disclosures on page 60. In this regard, please tell us why you believe your adjustment for such expenses to be appropriate and your consideration of the guidance outlined in Question 100.01 of the Division of
         Corporation Finance C&DI   s regarding Non-GAAP Financial Measures as
part of your
         response to us.
Non-GAAP Financial Measures
EBITDA Analysis, page 69

8. We refer to your adjustment for financial reporting and capital structure SEC preparedness of $1,081,000 in your reconciliation from EBITDA to Adjusted EBITDA. Please tell us
FirstName LastNameJustin Stiefel
       whether these amounts represent normal recurring cash operating expenses. If not, please
Comapany   NameHeritage
       explain why you doDistilling
                             not expectHolding
                                        to incurCompany,  Inc. such as those
related to financial
                                                 such expenses
       reporting
December         in Page
           8, 2023  future2 periods.
FirstName LastName
 Justin Stiefel
FirstName   LastNameJustin
Heritage Distilling Holding Stiefel
                            Company, Inc.
Comapany8,
December    NameHeritage
               2023        Distilling Holding Company, Inc.
December
Page  3     8, 2023 Page 3
FirstName LastName
Liquidity and Capital Resources, page 69

9. We note your disclosure on page F-19 indicates that you are not in compliance with your debt covenants. Please expand your discussion of liquidity and capital resources to disclose your non-compliance with your debt covenants and any plans you have to remedy to regain compliance.
Tribal Beverage Network (TBN), page 95

10. Please revise this section to discuss in greater detail the material terms of your agreements mentioned in the fifth paragraph on page 95. Also, describe the
parties    rights and
         obligations, payment terms, including the amounts of equity and cash compensation paid or to be paid, and termination provisions. In addition, file the agreement as an exhibit or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Summary Compensation Table, page 108

11. Reconcile the information in the first paragraph with the information in the table, including the number of officers to which you refer.
Principal Stockholders, page 117

12. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by the entities n the table. Certain Relationships, page 118

13. Please revise to discuss Exhibit 10.3 here and in your disclosure beginning on 115, including whether the agreement will remain in effect after this offering.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements, page F-35

14. We note that your investment in Flavored Bourbon LLC represented 40% and 39% of total assets as of December 31, 2022 and June 30, 2023, respectively. Please revise your notes to the financial statements to include your accounting policy for this investment, citing relevant accounting literature and all applicable required disclosures. Additionally, please tell us how you evaluate the asset for impairment.
Note 9 Stockholders Equity
Restricted Stock Units, page F-52

15.      We note from your footnote the majority of RSU awards are double trigger and
         compensation expense for RSU awards are recognized upon meeting both the time-vesting condition and the triggering event condition. In this regard, please revise your disclosures within MD&A to disclose how much of the unrecognized compensation expense for RSU awards will be recognized upon consummation of the IPO, if any. Justin Stiefel
FirstName   LastNameJustin
Heritage Distilling Holding Stiefel
                            Company, Inc.
Comapany8,
December    NameHeritage
               2023        Distilling Holding Company, Inc.
December
Page  4     8, 2023 Page 4
FirstName LastName
Exhibits

16. Please include the filing fee table required to be filed as Exhibit 107 by Item 601 of
         Regulation S-K. Also file the employment agreements mentioned on page 108.
17.      Please file as exhibits the consents of each nominee for director.
General

18. We note that the projected revenues and gross margin for the fiscal year ended December
         31, 2023 were approximately $18.1 million and $10.1 million, respectively as set forth in the financial projections in connection with the business combination earlier this year.
         We also note that your actual revenues and gross margin were approximately $3.4 million and $675,000 million, respectively for the six months ended June 30, 2023. It appears that you will miss your 2023 projections. Please update your disclosure in Liquidity and
         Capital Resources, and elsewhere, to provide updated information about
the company   s
         financial position and further risks to the business operations and liquidity in light of these circumstances. If your expected results of operations have changed materially, revise to explain the reasons for those changes.
19. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential cyberattacks.
20. Please describe the extent and nature of the role of the board of directors in overseeing
         risks related to Russia   s invasion of Ukraine. This could include
risks related to
         cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.
21. Reconcile your disclosures on pages 40 and 104 regarding whether you will have a classified board.
22. Please refer to your disclosure on page 41 regarding the exclusive forum provision.
         Disclose whether this provision applies to claims arising under the Securities Act and the
         Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act.
       Please contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.
 Justin Stiefel
Heritage Distilling Holding Company, Inc.
December 8, 2023
Page 5

                                                       Sincerely,
FirstName LastNameJustin Stiefel
                                                      Division of Corporation
Finance
Comapany NameHeritage Distilling Holding Company, Inc.
                                                      Office of Manufacturing
December 8, 2023 Page 5
cc:       M. Ali Panjwani, Esq.
FirstName LastName